                                        EQU: TSX, NYSE

Equal Announces Bankruptcy Court Approval of Hunton Acquisition and
Settlement of Legal Matters

Calgary, Alberta - (CNW - May 17, 2011) - Equal Energy Ltd. (“Equal” or the “Company”) announces that earlier today Judge Christopher Sontchi, United States Bankruptcy Judge for the District of Delaware (“Bankruptcy Court”), entered an order (the “Sale and Settlement Approval Order”) in the bankruptcy cases of Petroflow Energy Ltd. and its subsidiaries, North American Petroleum Corporation USA and Prize Petroleum LLC (collectively “Petroflow”), approving: (i) the purchase and sale agreement between the Company and Petroflow; and (ii) the settlement agreement with the Company, Petroflow, Compass Bank (“Compass”) and Texas Capital Bank, N.A. (“Texas Capital”) (collectively the “Agreements”).

As provided for in the Company’s April 26, 2011 press release, pursuant to the Agreements, the Company will acquire Petroflow’s interests in assets developed pursuant to the now terminated Farmout Agreement (the “Farmout”) between the Company and North American Petroleum Corporation USA (“NAPCUS”) (the “Acquisition”), and concomitantly settle all outstanding legal matters between the Company and Petroflow, Compass and Texas Capital.

Pursuant to applicable United States’ bankruptcy law, any challenge to, or appeal of, the Sale and Settlement Approval Order, must be filed no later than May 31, 2011.  In the absence of any such challenge or appeal, the Company anticipates that a closing of the Acquisition and settlement approved by the Bankruptcy Court will occur on or about June 1, 2011.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities of Equal in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities to be offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States or to or for the account or benefit of a U.S.  Person absent registration or an applicable exemption from the registration requirements of such Act or laws.

For further information please contact:
Dell Chapman                                                                                     Don Klapko
Chief Financial Officer                                                                        President & CEO
(403) 538-3580 or (877) 263-0262                                                 (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma. Current production is comprised of approximately 56 percent crude oil and natural gas liquids and 44 percent natural gas. Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Specific forward-looking statements included in this press release include comments related to the closing date of the Acquisition, and the possibility of appeal of the Sale and Settlement Approval Order.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, uncertainty regarding approval by the bankruptcy court, possible appeals of the Sale and Settlement Approval Order, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.

Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.